Exhibit 21.1

SUBSIDIARIES OF RIMAGE CORPORATION

Name	Jurisdiction of Incorporation	Percent Owned

Rimage Europe GmbH	Germany	100.0%

Rimage Japan Co., Ltd.	Japan	100.0%

Rimage S.A.R.L.	France	100.0%	(1)

Cedar Technologies, Inc.	Minnesota	100.0%

Media Systems Technology, Inc.

(Inactive)	California	86.8%

(1) Rimage S.A.R.L. is owned 99% by Rimage Europe GmbH and 1% by Rimage Corporation.